AB Vf 3-12-02

02019743

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 40685

RECEIVED
MAR 04 2002
143
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weller Anderson Cheneviere & Co., Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Rusk Street, Suite 715
(No. and Street)

Houston, (City) TX (State) 77002-2811 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fenner R. Weller, Jr. (713) 222-1901
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mann Frankfort Stein & Lipp CPAs LLP
(Name — *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 800 (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fenner R. Weller, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weller Anderson Cheneviere & Co., Ltd., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STACY ROOT KOCH
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
FEB. 5, 2006

Notary Public

Signature

2/28/2002

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON,
CHENEVIERE & CO., LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

WELLER, ANDERSON, CHENEVIERE & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

CONTENTS

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report

To the Partners of
Weller, Anderson, Cheneviere & Co., Ltd.

We have audited the accompanying statements of financial condition of Weller, Anderson, Cheneviere & Co., Ltd. (a Texas limited partnership) at December 31, 2001 and 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson, Cheneviere & Co., Ltd. at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 18, 2002

WELLER, ANDERSON, CHENEVIERE & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash	$ 1,434,571	$ 1,152,528
Deposit with clearing organizations – cash	350,000	300,000
Receivable from brokers or dealers, and clearing organizations	21,605	31,888
Other current assets	6,561	8,008
TOTAL CURRENT ASSETS	1,812,737	1,492,424
PROPERTY AND EQUIPMENT		
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization of $68,970 and $57,421 at December 31, 2001 and 2000, respectively	25,919	37,468
OTHER ASSETS		
Investments	72,100	72,100
TOTAL ASSETS	$ 1,910,756	$ 1,601,992
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued compensation	$ 170,258	$ 105,497
Accrued expenses – other	666	-
TOTAL LIABILITIES	170,924	105,497
COMMITMENTS AND CONTINGENCIES	-	-
PARTNERS' CAPITAL		
General partner	1,331,455	1,143,910
Limited partners	408,377	352,585
TOTAL PARTNERS' CAPITAL	1,739,832	1,496,495
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,910,756	$ 1,601,992

See accompanying notes to financial statements.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson, Cheneviere & Co., Ltd. (the "Partnership"), formerly Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President). The office of the Partnership is located at 811 Rusk Street, Suite 715, Houston, Texas.

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc., and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $300,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k) 2(B) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease (five years) using the straight-line method.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Partnership had net capital of $1,635,252, which was $1,585,252 in excess of its minimum required net capital of $50,000.

NOTE C – PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. Distributions were made to partners during 2001 and 2000 of $259,072 and $64,560, respectively.

NOTE D – COMMITMENTS AND CONTINGENT LIABILITIES

Office lease expense attributable to non-cancelable leases was $36,399 and $37,643 for 2001 and 2000, respectively. Future minimum rental commitments under the office space lease agreement are as follows:

Year Ending December 31,	
2002	$ 12,000

NOTE E – PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31, 2001	December 31, 2000
Furniture and office equipment	$ 76,644	$ 76,644
Leasehold improvements	18,245	18,245
	94,889	94,889
Less: accumulated depreciation and amortization	68,970	57,421
	$ 25,919	$ 37,468

Depreciation and amortization for the years ended December 31, 2001 and 2000 was $11,549 and $11,277, respectively.

NOTE F – INVESTMENTS

Investments consist of common stock and stock warrants of a non-related private company, and are stated at cost. At December 31, 2001, the fair value approximates cost.

NOTE G – INCOME TAXES

No provision for income taxes is recorded because partnership items of income and expense flow-through to the partners in accordance with the Internal Revenue Code.

NOTE H – CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible loss is minimal.